SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                              WINTHROP REALTY TRUST
                              ---------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                      ------------------------------------
                         (Title of Class of Securities)

                                    337400105
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                                Michael L. Ashner
                                FUR Investors LLC
                                Two Jericho Plaza
                               Wing A - Suite 111
                             Jericho, New York 11753
                                 (516) 822-0022

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 8

CUSIP No. 337400105                    13D                           Page 2 of 8
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FUR Investors LLC
      I.R.S. I.D. No.  20-0418083
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     11,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            11,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                    13D                           Page 3 of 8
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FUR Holdings LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     11,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            11,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                    13D                           Page 4 of 8
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WEM-FUR Investors LLC
      I.R.S. I.D. No.  20-0529100
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     11,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            11,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                    13D                           Page 5 of 8
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael L. Ashner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     11,002,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            11,002,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,002,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 amends certain information contained in the Schedule 13D filed jointly by FUR Investors LLC, FUR Holdings LLC, WEM-FUR Investors LLC and Michael L. Ashner, with respect to its ownership interest Winthrop Realty Trust (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 1. Security and Issuer.

      This statement on Schedule 13D relates to common shares of beneficial interest ("Shares") of Winthrop Realty Trust, an Ohio business trust (the "Issuer"). The principal executive offices of the Issuer are located at 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114.

      Item 2. Identity and Background.

      (a) This statement is being filed by each of FUR Investors LLC, a Delaware limited liability company, FUR Holdings LLC, a Delaware limited liability company, WEM-FUR Investors LLC, a Delaware limited liability company, and Michael L. Ashner.

      (b) The principal business address of each of the filers is Two Jericho Plaza, Wing A, Suite 111 New York 11753.

      Item 5. Interest of Securities of the Issuer.

      (a) FUR Investors LLC directly owns 11,000,000 Shares representing 24.1% of the total outstanding Shares. FUR Holdings LLC is the sole member of FUR Investors LLC and, accordingly, indirectly beneficially owns 11,000,000 Shares representing 24.1% of the total outstanding Shares. WEM-FUR Investors LLC holds a 35% managing member interest in FUR Holdings LLC and, accordingly, indirectly beneficially owns 3,850,000 Shares. Michael L. Ashner holds a 71.43 % managing member interest in WEM-FUR Investors LLC and, accordingly, indirectly beneficially owns 2,750,055 Shares. In addition, Michael L. Ashner directly beneficially owns 2,000 Shares. Percentage ownership of total outstanding shares is based on total number of the Issuer's Shares reported in its Quarterly Report on Form 10-Q for the period ended March 31, 2006 after giving effect to the issuance of 5,220,038 Shares in the Issuer's rights offering which expired on April 27, 2006.

      (b) Each of the Reporting Persons other than Michael L. Ashner has the sole power to vote and dispose of 11,000,000 Shares. Michael L. Ashner has the sole power to vote and dispose of 11,002,000 Shares.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by the Reporting Persons. All such transactions reported were effected by FUR Investors LLC.

      Date                Number of Shares    Acquisition of     Price per Share
                                                Disposition
      ----                ----------------    --------------     ---------------
      May 3, 2006(1)          833,333                A                $5.25
      May 8, 2006(2)          416,666                D                $5.25
      May 11, 2006(3)         675,958                A                $5.25
      May 11, 2006(2)          92,625                D                $5.25

(1) Shares acquired in connection with the exercise by FUR Investors LLC of its basic subscription right in the Issuer's rights offering.
(2)   Sale of shares in a privately negotiated transaction
(3) Shares acquired in connection with the exercise by FUR Investors LLC of its over-subscription right in the Issuer's rights offering.

      (d)   Not applicable

      (e)   Not applicable

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2006                             FUR INVESTORS LLC

                                                By: FUR Holdings LLC
                                                    Member

                                                    By: WEM-FUR Investors LLC,
                                                        Managing Member


                                                        By /s/ Michael L. Ashner
                                                           ---------------------
                                                               Michael L. Ashner
                                                               Managing Member


                                                FUR HOLDINGS LLC

                                                By: WEM-FUR Investors LLC,
                                                    Managing Member


                                                    By /s/ Michael L. Ashner
                                                       -------------------------
                                                           Michael L. Ashner
                                                           Managing Member


                                                WEM-FUR INVESTORS LLC


                                                By /s/ Michael L. Ashner
                                                   -----------------------------
                                                       Michael L. Ashner
                                                       Managing Member


                                                /s/ Michael L. Ashner
                                                --------------------------------
                                                    Michael L. Ashner
                                                    Managing Member